Via Edgar and Email

December 12, 2011

Mr. John Cash
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	OurPet’s Company
Form 10-K for the Fiscal Year Ended December 31, 2010 filed March 31, 2011
File No. 000-31279

Dear Mr. Cash:

On behalf of OurPet’s Company, a Colorado corporation, please find below OurPet’s responses to comments of the staff of the Securities and Exchange Commission contained in your letter to the undersigned dated November 30, 2011.  For your convenience, we have repeated your comments before our responses. In addition, we have sent a courtesy copy to Dale Welcome of your staff.

Form 10-K for the Fiscal Year Ended December 31, 2010

Financial Statements, page 22
Warrants, page 38

1.
We note that warrants you issued, including those issued in July 2010 and October 2010, contain anti-dilution provisions. Please tell us the terms of these anti-dilution provisions and explain to us how you account for such warrants and if and how you considered the guidance in FASB ASC 815-40-55-33.

Each of our outstanding warrants contain anti-dilution protections that apply in the following situations: (a)  dividends or distributions paid in the form of the company’s common stock; (b) stock splits and reverse stock splits; and (c) reorganizations.  Reproduced below are the the anti-dilution provisions included in all of our outstanding warrants:

“Adjustment of Exercise Price and Number of Warrant Shares.  The Exercise Price shall be subject to adjustment from time to time as provided in this Article 3.  Upon each adjustment of the Exercise Price, the holder of this Warrant shall be entitled to purchase, at the Exercise Price resulting from such adjustment, the number of Warrant Shares, calculated to the nearest full share, obtained by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of Warrant Shares purchasable pursuant to the provisions of this Warrant immediately prior to such adjustment and dividing the product thereof by the Exercise Price resulting from such adjustment.

Stock Dividends.  If the Company shall declare a dividend or any other distribution upon any capital stock which is payable in shares of Common Stock, the Exercise Price shall be reduced to the quotient obtained by dividing (i) the number of shares of Common Stock outstanding immediately prior to such declaration multiplied by the then effective Exercise Price by (ii) the total Common Stock and all convertible securities issuable in payment of any dividend or other distribution upon the capital stock of the Company shall be deemed to have been issued or sold without consideration.

Stock Splits and Reverse Stock Splits.  If the Company shall subdivide its outstanding shares of Common Stock into a greater number of shares, the Exercise Price shall be proportionately reduced and the number of Warrant Shares issuable upon exercise of this Warrant shall be proportionately increased.  If the Company shall combine the outstanding shares of Common Stock into a smaller number of shares, the Exercise Price shall be proportionately increased and the number of Warrant Shares issuable upon exercise of this Warrant shall be proportionately decreased.

Reorganizations.  If any capital reorganization or reclassification of the Company, or any consolidation or merger of the Company with another corporation, shall be affected in such a way that the holders of the Common Stock shall be entitled to receive securities or assets with respect to or in exchange for shares of Common Stock, adequate provision shall be made, prior to and as a condition of such reorganization, reclassification, consolidation or merger whereby the holder of this Warrant shall have the right to receive, upon the terms and conditions specified herein and in lieu of the Warrant Shares otherwise receivable upon the exercise of this Warrant, such securities or assets as may be issued or payable with respect to or in exchange for the number of outstanding shares of Common Stock equal to the number of Warrant Shares otherwise receivable had such reorganization, reclassification, consolidation or merger not taken place.  In any such case appropriate provision shall be made with respect to the rights and interests of such holder so that the provisions of this Warrant shall be applicable with respect to any securities or assets thereafter deliverable upon exercise of this Warrant.  The Company shall not affect any such consolidation or merger unless prior to or simultaneously with the consummation thereof the survivor or successor corporation resulting from such consolidation or merger shall assume by written instrument delivered to the holder of this Warrant the obligation to deliver to such holder such securities or assets as such holder may be entitled to receive.

Form of Warrant.  This Warrant need not be changed because of any adjustment to the Exercise Price or any change in the amount or nature of securities issuable or deliverable pursuant to this Article 3.  The Company may, however, in its discretion, at any time change the form of Warrants to reflect any such change in the amount or nature of securities issuable or deliverable upon exercise, provided such change in form does not otherwise affect the substance thereof.”

The warrants issued by the company, including those issued in July 2010 and October 2010, were recorded in equity as additional paid in capital after considering the guidance in FASB ASC 815-40.  The Black-Scholes model was used to value the compensatory amount of all warrants issued.  Based on the anti-dilution provisions contained in Article 3 of each of the company’s outstanding warrant agreements, it was determined that the stock warrants issued were indexed to the company’s common stock based on the following facts:  (i) the warrant provisions do not include an exercise contingency, as the only adjustments of exercise price and the number of warrant shares would be for stock dividends, stock splits, reverse stock splits and reorganizations; (ii) if exercised, the settlement amount would equal the difference between the fair value of a fixed number of the company’s equity shares and a fixed monetary amount; and (iii) the company’s issued stock warrants gives the counterparty the right to buy a fixed number of common stock shares for a fixed price. In applying the guidance in FASB ASC 815-40-55-33, we believe the warrants issued were properly classified in stockholders equity for the year ended December 31, 2010.

Acknowledgement

Per your request, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our SEC filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

I trust that the foregoing is responsive to the comments of the staff. If you have any questions regarding the responses by OurPet’s Company set forth in this letter, please do not hesitate to contact me at 440-354-6500, ext. 109, or our attorney, Connie S. Carr, at 216-736-7223.

Scott R. Mendes
Chief Financial Officer

cc:   Dale Welcome
Connie S. Carr
Beverly Vitaz